HAECO

RECEIVED

2007 OCT 16 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: CSA/CPA12/24

2nd October 2007

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Fina[redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07027164

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. ~~82-1390~~ 82-03846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the Company's announcement which has been posted on the website of the Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Secretary

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Thomas DiVivo, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

LW/cl
Encl.
P:\HAECO Group\HAECO - CPA12\CPA12 - 24 SENY\Ltr_2007.doc

10/16

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

Announcement

Continuing Connected Transactions with JSSHK

Reference is made to the Company's announcements dated 1st December 2004 and 7th March 2006 in connection with the Services Agreement between the Company and JSSHK dated 1st December 2004. The Services Agreement has been renewed on 1st October 2007 for a term of three years from 1st January 2008 to 31st December 2010 for JSSHK to continue to provide the Services to the Company. As JSSHK is a connected person of the Company, the Transactions contemplated under the Services Agreement constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

Services Agreement dated 1st December 2004 and renewed on 1st October 2007

Parties: (1) HAECO
(2) JSSHK

Particulars
Pursuant to the Services Agreement, JSSHK provides the Services to the Company and its subsidiaries. The Services comprise advice and expertise of the directors and senior officers of the Swire Group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may be agreed from time to time. In return for the Services, JSSHK receives annual service fees. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the Services at cost.

Upon renewal of the Services Agreement, the basis for calculation of the annual service fees will remain unchanged. Annual service fees are calculated as 2.5% of the Company's consolidated profit before taxation and minority interests, adjusted by (a) adding back the annual service fee, (b) excluding any gain or loss on the realisation, change in fair value or other revaluation of fixed assets, (c)(i) disregarding any impairment provision in respect of goodwill and (ii) calculating the overall gain or loss on the subsequent realisation of any related investment by reference to its cost, (d)

subtracting any profits and losses from jointly controlled and associated companies, but adding back the dividends receivable from these companies, and (e) excluding any dividend or profit in respect of which service fee is payable under any other profit related services agreement with the Swire Group to avoid duplication of payment.

Service fees for each year are payable in cash from the Company's internal resources in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment.

The Services Agreement has been renewed on 1st October 2007 for the three years from 1st January 2008 and will terminate on 31st December 2010. However, it shall be renewed for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

A party may terminate it with immediate effect by notice to the other party in the event of default by that other party. In the event of termination of the Services Agreement, all the rights and obligations of the parties shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

The annual caps

The annual caps for the Transactions have been determined by reference to the actual amounts of the Services (excluding reimbursement of costs in respect of shared administrative services) in the four years ended 31st December 2006 set out below. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of profit by reference to which service fees are charged and possible changes in the level of reimbursed costs. The annual cap for 2007 set out below has been determined by taking into account the projection of the growth of the Company's business operations and the projected increase in staff being seconded from JSSHK to the Company for managing the expanded business operations.

Reimbursement of costs by HAECO to JSSHK mainly covers the employment costs of the directors and senior officers of the Swire Group who are seconded to HAECO under the Services Agreement. Such reimbursement of costs forms part of the Transactions and the annual caps under the Services Agreement.

Sharing of administrative services, including company secretarial services, constitutes exempt continuing connected transactions under Listing Rule 14A.31(8) and is therefore not calculated towards the Transactions and the annual caps under the Services Agreement.

The annual caps represent the maximum aggregate annual amounts of the service fee and the costs reimbursed to the Swire Group except those in respect of shared administrative services (since the Listing Rules relating to continuing connected transactions do not apply to them).

(HK$ million)	2003 Actual	2004 Actual	2005 Actual	2006 Actual
Services	15	19	37	43

(HK$ million)	2007 Cap	2008 Cap	2009 Cap	2010 Cap
Services	70	80	85	90

Reasons for, and benefits of, the Transactions

Since 1992, the Company has had agreements with members of the Swire Group for the provision of management support services. The Company has considerably benefited from the management expertise and other services provided by the Swire Group.

Connection between the parties

JSS is the holding company of Swire Pacific Limited which owns approximately 32.8% of the issued capital of the Company and JSSHK, a wholly-owned subsidiary of JSS, is therefore a connected person of the Company under the Listing Rules.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 0.1% but less than 2.5%, the Transactions constitute continuing connected transactions for the Company and are subject to the announcement and reporting requirements under Rule 14A.35 of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual caps are exceeded, when the Services Agreement is renewed and when there is a material change to its terms.

Opinion of the Directors

In view of the benefits of the Services to the Company, the Directors (including the independent non-executive Directors) consider that the terms of the Services Agreement are on normal commercial terms, that its terms are fair and reasonable and in the interests of the Company and its shareholders as a whole and that renewal of the Services Agreement is in the ordinary and usual course of the Company's business.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N.

Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

Definitions

"Directors"	The directors of the Company.
"HAECO" or "Company"	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
"JSS"	John Swire & Sons Limited, a private investment holding company incorporated in England.
"JSSHK"	John Swire & Sons (H.K.) Limited, a private investment holding company incorporated in Hong Kong and wholly owned by JSS.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Services"	The services provided by JSSHK to the Company under the Services Agreement.
"Services Agreement"	The services agreement dated 1st December 2004 between the Company and JSSHK.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire Group"	JSS and its subsidiaries.
"Transactions"	The continuing connected transactions contemplated in the Services Agreement.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary
Hong Kong, 1st October 2007

END